EXHIBIT 1
YEAR 2006 / 3rd QUARTER
RESULTS OF OPERATIONS
OF GLOBAL SOURCES LTD.
     The following discussion of our financial condition and results of operations should be read in conjunction with the accompanying financial statements.
Overview
     We are a leading business-to-business (B2B) media company and a primary facilitator of two-way trade with Greater China. The core business is facilitating trade from Greater China to the world, using a wide range of English-language media. The other key business segment facilitates trade from the world to Greater China using Chinese-language media. We provide sourcing information to volume buyers and integrated marketing services to suppliers. Our mission is to facilitate global trade between buyers and suppliers by providing the right information, at the right time, in the right format. Although our range of media has grown, for more than 35 years we have been in the same basic business of helping buyers worldwide find products and suppliers in Asia.
     We believe we offer the most extensive range of media and export marketing services in the industries we serve through our three primary channels — online marketplaces, magazines and trade shows.
     We were originally incorporated under the laws of Hong Kong in 1970. In 1971, we launched Asian Sources, a trade magazine to serve global buyers importing products in volume from Asia. Realizing the importance of the Internet, we became one of the first providers of business to business online services by launching Asian Sources Online in 1995. In 1999, we changed the name of Asian Sources Online to Global Sources Online.
     In April 2000, we completed a share exchange with a publicly traded company based in Bermuda, and our shareholders became the majority shareholders of the Bermuda corporation. As a result of the share exchange, we became incorporated under the laws of Bermuda and changed our name to Global Sources Ltd.
Revenue
     We derive revenue from three principal sources.
     Online Services — Our primary service is creating and hosting marketing websites that present suppliers’ product and company information in a consistent and easily searchable manner on Global Sources Online. We also derive revenue from banner advertising fees.
     Other Media Services — We publish trade magazines, which consist primarily of product advertisements from suppliers and our independent editorial reports and product surveys. Suppliers pay for advertising in our trade magazines to promote their products and companies. We also derive revenue from buyers that subscribe to our trade publications and sourcing research reports.

     We recognize revenue from our Online and Other Media Services ratably over the period in which the marketing website is hosted and/or the advertisement is displayed. Our advertising contracts do not exceed one year.
     Exhibitions — trade shows and seminars — Our China Sourcing Fairs offer international buyers direct access to manufacturers from China and elsewhere in Asia. The first China Sourcing Fair was held during the fourth quarter of 2003. We held two series of three China Sourcing Fairs each in the second quarter and fourth quarter of 2004 and two series of two China Sourcing Fairs each in the second quarter and fourth quarter of 2005. We held two series of three China Sourcing Fairs each in the second quarter of 2006 and in October 2006. Future China Sourcing Fairs are scheduled to be held mainly in the second quarter and fourth quarter of each financial year, including a new China Sourcing Fair in Dubai which is scheduled to be launched in June 2007. International IC China Conferences and Exhibitions were held in March 2006 in the current year and these same exhibitions were held in April 2005 last year. We derive revenue primarily from exhibit space rental, but also from advertising and sponsorship fees in show guides and other locations in and around our event venues. We also receive fees from attendees to attend our technical conferences held during the events. We recognize exhibitor services revenue at the conclusion of the related events. As a result, second quarter and fourth quarter revenue is expected to be higher than the first and third quarter revenue. Revenue from exhibitions are likely to grow as a percentage of total revenue in future years as we hold more China Sourcing Fairs.
Results of Operations
     The following table sets forth the results of our operations:

	Three months ended		Nine months ended
	September 30		September 30
	2006	2005	2006	2005
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue:
Online and other media services (Note 1)	$28,594	$24,835	$82,762	$71,504
Exhibitions	435	403	20,514	7,961
Miscellaneous	291	123	901	398

	29,320	25,361	104,177	79,863

Operating Expenses:
Sales	9,974	8,627	33,845	24,932
Event production	129	141	9,245	1,933
Community	4,397	4,253	16,574	13,894
General and administrative	8,385	8,260	26,773	24,730
Online services development	1,189	1,040	3,212	3,012
Non-cash compensation expense	1,518	512	2,622	1,323
Amortization of software cost	315	296	922	1,006

Total Operating Expenses	25,907	23,129	93,193	70,830

Income from Operations	$3,413	$2,232	$10,984	$9,033

Net Income	$4,135	$2,321	$12,570	$8,844

Income from Operations:
Online and other media services	$4,640	$3,277	$14,165	$9,348
Exhibitions	(1,194)	(1,168)	(3,195)	(708)
Miscellaneous	(33)	123	14	393

Consolidated	$3,413	$2,232	$10,984	$9,033

Note: 1. Online and other media services consists of:

	Three months ended		Nine months ended
	September 30		September 30
	2006	2005	2006	2005
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Online services	$16,690	$13,954	$47,469	$40,383
Print services	11,904	10,881	35,293	31,121

	$28,594	$24,835	$82,762	$71,504

     The following table represents our revenue by geographical areas:

	Three months ended		Nine months ended
	September 30		September 30
	2006	2005	2006	2005
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Asia	$27,147	$23,601	$96,980	$74,369
United States	1,717	1,499	5,518	4,509
Europe	109	149	1,110	516
Others	347	112	569	469

Total revenue	$29,320	$25,361	$104,177	$79,863

Consolidated Results
Revenue
     Our Online and Other Media Services revenue grew by 15% from $24.8 million during the three months ended September 30, 2005 to $28.6 million during the three months ended September 30, 2006 resulting from a 26% growth in our Online and Other Media Services revenue in our China market and the growth in our Hong Kong, South Korea and United States markets off-set by decline in some of our other markets during the quarter. China represented 54% of Online and Other Media Services revenue during the third quarter of 2006 compared to 49% during the third quarter of 2005. Our Exhibitions revenue was $0.4 million during the three months ended September 30, 2005 and during the three months ended September 30, 2006. Our total revenue grew by 16% to $29.3 million during the three months ended September 30, 2006 from $25.4 million during the three months ended September 30, 2005. China accounted for 53% of total revenue during the three months ended September 30, 2006 compared to 48% of total revenue during the three months ended September 30, 2005.
     Total revenue grew to $104.2 million during the nine months ended September 30, 2006 from $79.9 million during nine months ended September 30, 2005, a growth of 30% driven primarily by the growth in our China Sourcing Fairs exhibitions revenue. Our Online and Other Media Services revenue grew by $11.3 million or 16% to $82.8 million during the nine months ended September 30, 2006, as compared with $71.5 million during the nine months ended September 30, 2005 due to a 28% growth in our China market and the growth in our Hong Kong, South Korea and USA markets, off-set by a decline in some of our other markets during the nine months ended September 30, 2006. China represented 52% of Online and Other Media Services revenue during the nine months ended September 30, 2006 compared to 47% during the nine months ended September 30, 2005. Our Exhibitions revenue grew from $8.0 million during the nine months ended September 30, 2005 to $20.5 million during the nine months ended September 30, 2006, a growth of 156%, due mainly to growth in revenue of our China Sourcing Fairs during the first half of the year 2006.

     We have made substantial progress in developing our customer base in China, our largest market. Total revenue from China grew by 41% during the nine months ended September 30, 2006 compared to nine months ended September 30, 2005 due to growth in our China Sourcing Fairs revenue and Online and Other Media Services revenue. China accounted for 51% of total revenue during the nine months ended September 30, 2006 compared to 48% of total revenue during the nine months ended September 30, 2005. We expect revenue from China as a percentage of total revenue to continue to grow and China overall revenue to continue to grow.
     Our objective is to be the preferred provider of essential information and integrated marketing solutions in the markets we serve. Our primary strategy to achieve this objective is by serving industry sectors with each of online, trade publication and trade show media. This range of media enables suppliers to reach their prospective markets in multiple ways.
Our growth strategy has six key components: continue to expand in China; expand our trade show business; develop new or related verticals; cross-sell services to existing customers; develop Global Sources Direct; and seek acquisitions, joint ventures and alliances.
•	Continue to Expand in China. We are expanding our sales representation, marketing and infrastructure in China to enable us to grow our revenue along with the anticipated growth of China trade in the industry sectors we serve.

•	Expand Trade Show Business. We are focused on expanding our trade show business and in particular our China Sourcing Fairs. Throughout 2005 and 2006, substantial progress was made in establishing trade shows as a significant addition to our online and print media — and in building the foundation to operate a much larger trade show business. We are also considering shows for new product categories and shows in new locations, such as a new China Sourcing Fair scheduled to be held in Dubai in 2007.

•	Develop New or Related Verticals. We continue to develop new and related verticals. We launched two new verticals last year: Garments & Textiles and Auto Parts & Accessories. In 2006, we launched Electronic Design — China, the online website of which was launched in January and first print magazine of which was launched in March, and we recently launched a magazine and online marketplace titled Baby & Children’s Products. In October 2006, we announced two impending spin-offs from our Gifts & Home Products vertical: Gifts & Premiums and Home Products, the websites of which are scheduled to be launched in January 2007 and the magazines in February 2007.

•	Cross-Sell Services to Existing Customers. We see significant potential to convince more of our online marketplace and trade publication customers to also exhibit in our trade shows; and to convince more of our trade show exhibitors to also become customers of our online marketplaces and trade publications.

•	Develop Global Sources Direct. In 2006, the focus includes expanding and training the sales team, adding products to the website, expanding online marketing and developing the systems required to sell to multiple countries.

•	Seek Acquisitions, Joint Ventures and Alliances. We intend to selectively pursue acquisitions, joint ventures and alliances to help us accelerate achievement of our strategic goals and maintain and achieve market-leading positions. Specific objectives include: gaining greater penetration into existing or adjacent industry sectors, expanding into new industry sectors, and gaining access to a larger number of potential users. For example, in the current year to date, we have acquired an approximate 13.09% equity stake in HC International, Inc., and we are evaluating the potential exercise of our option to increase our equity stake in HC International, Inc. by a further 35.05% approximately. Further details of this investment are set out elsewhere in this document.
     At the core of our strategy is one basic goal: to steadily increase the usage of our media. As we do this, we expect to increase the size and loyalty of the communities we serve. Our belief is that as our community of active buyers increases, our products and services become increasingly attractive to suppliers. As the number of buyers and sellers using our products and services grows, our offerings become incrementally more attractive to additional buyers and sellers, which we believe should drive revenue growth through further adoption of our online, publication and trade show products and services.
Operating expenses
     Sales. We utilize independent sales representatives employed by independent sales representative organizations in various countries and territories to promote our products and services. Under these arrangements, the sales representative organizations are entitled to commissions as well as marketing fees. Commission expense is recorded when the associated revenue is recognized or when the associated accounts receivable are paid, whichever is earlier, and is included in sales expenses.
     Sales costs consist of the commissions and marketing fees paid and incentives provided to our independent sales representative organizations, as well as sales support fees for processing sales contracts. These representative organizations sell online services, advertisements in our trade magazines and exhibitor services and earn a commission as a percentage of revenue generated. Sales costs increased from $8.6 million during the three months ended September 30, 2005 to $10.0 million during the three months ended September 30, 2006, an increase of 16% due mainly to increase in sales commission resulting from an increase in revenue and increases in sales marketing costs and sales promotions for exhibitions.
     Sales costs increased from $24.9 million during the nine months ended September 30, 2005 to $33.8 million during the nine months ended September 30, 2006, due to increase in sales commissions as a result of increase in revenue and increases in sales marketing costs and sales promotions for exhibitions.
     Event Production. Event production costs consist of the costs incurred for hosting the exhibition or trade show and seminar events. The event production costs include venue rental charges, booth construction costs, travel costs incurred for the event hosting and other event organizing costs. The event production costs are deferred and recognized as an expense when the related event occurs.
     Event production costs remained at $0.1 million during the three months ended September 30, 2005 and during the three months ended September 30, 2006.
     Event production costs increased from $1.9 million during the nine months ended September 30, 2005 to $9.2 million during the nine months ended September 30, 2006, as our China Sourcing Fairs events held in April 2006 in Hong Kong were much larger events compared to our last year’s China Sourcing Fairs events held in Shanghai, resulting in a substantial increase in venue rental, booth construction and other event organizing costs. In addition, the exhibition venue in Hong Kong was more expensive compared to venues in Shanghai.
     Community. Community costs consist of the costs incurred for servicing our buyer community and for marketing our products and services to the global buyer community. Community costs also include costs relating to our trade magazine publishing business and marketing inserts business, specifically printing, paper, bulk circulation, magazine subscription promotions, promotions for our on-line services, customer services costs and the event specific promotions costs incurred for promoting the China Sourcing Fairs events and the technical conferences, exhibitions and seminars to the buyer community. The event specific promotion costs incurred for events are expensed during the event months in the year in which the expenses are incurred.
     Community costs increased from $4.3 million during the three months ended September 30, 2005 to $4.4 million during the three months ended September 30, 2006, an increase of 2%. This increase was due mainly to increase in bulk mailing costs and paper costs. We also incurred promotions for our online services and magazine subscriptions and these are expensed as incurred.
     Community costs increased from $13.9 million during the nine months ended September 30, 2005 to $16.6 million during the nine months ended September 30, 2006, an increase of 19% due mainly to increase in bulk mailing costs, printing charges during the first half of 2006, paper costs and promotion costs for our exhibition events. We also incurred promotions for our online services and magazine subscriptions and these are expensed as incurred.
     General and Administrative. General and administrative costs consist mainly of corporate staff compensation, information technology support services, content management services, marketing costs, office rental, depreciation, communication and travel costs. General and administrative costs increased from $8.3 million during the three months ended September 30, 2005 to $8.4 million during the three months ended September 30, 2006, an increase of 1%, due mainly to the increases in fees paid to consultants, content management services costs, information technology services costs, depreciation on leasehold improvements of the new office premises that we purchased during the year 2005 and payroll costs.
     General and administrative costs increased by 9% from $24.7 million during the nine months ended September 30, 2005 to $26.8 million during the nine months ended September 30, 2006, due mainly to increases in fees paid to consultants, content management services costs, marketing costs during the first half of 2006, information technology support services costs, depreciation on new office premises that we purchased during the year 2005 and depreciation on leasehold improvements there on and payroll costs.
     Online Services Development. Online services development costs consist mainly of payroll, office rental and depreciation costs relating to the updating and maintenance of Global Sources Online. Online services development costs to fund the updating and maintenance of our online services increased by 20% from $1.0 million during the three months ended September 30, 2005 to $1.2 million during the three months ended September 30, 2006 due mainly to increases in depreciation costs and internet communications costs and fees paid to third parties.
     Online services development costs to fund the updating and maintenance of our online services increased from $3.0 million during the nine months ended September 30, 2005 to

$3.2 million during the nine months ended September 30, 2006 due mainly to increases in depreciation costs and internet communications costs and fees paid to third parties.
     Non-Cash Compensation Expense. We have issued share awards under several equity compensation plans (ECP) to both employees and team members. We also recognize non-cash compensation expenses relating to the shares purchased by our directors under Directors Purchase Plan. The total non-cash compensation expense, resulting from the ECP recorded by us during the three months ended September 30, 2006 was $1.5 million compared to $0.5 million recorded during the three months ended September 30, 2005. The increase is due mainly to re-measurement of equity compensation expense based on our prevailing share price and new share awards during the first half of year 2006.
     The total non-cash compensation expense, resulting from the ECP and the Directors Purchase Plan, recorded by us increased from $1.3 million during the nine months ended September 30, 2005 to $2.6 million during the nine months ended September 30, 2006. The increase was a result of the re-measurement of equity compensation expense based on our prevailing share price and new share awards during the first half of year 2006.
     During the nine months period ended September 30, 2006, we have also recorded a credit balance in compensation expenses of $0.2 million resulted from the cumulative effect of change in accounting principle, upon adoption of SFAS 123(R) with effect from January 1, 2006. This has partially off-set the non-cash compensation expenses for the period as it has been classified under non-cash compensation expenses, as indicated in Note 4 to the Income Statement for the period.
     The corresponding amounts for the non-cash compensation expenses are credited to shareholders’ equity.
     Amortization of software cost. Amortization of software cost was $0.3 million during the three months ended September 30, 2006 and during three months ended September 30, 2005.
     Amortization of software cost during the nine months ended September 30, 2006 was $0.9 million compared to $1.0 million during the nine months ended September 30, 2005.
     Income From Operations. The total income from operations during the three months ended September 30, 2006 was $3.4 million as compared to $2.2 million during the three months ended September 30, 2005. The growth in total income from operations resulted mainly from growth in revenue off-set partially by increases in sales costs, community costs, general and administrative costs, online services development costs and non-cash compensation expenses. Income from operations for online and other media services increased from $3.3 million during the three months ended September 30, 2005 to $4.6 million during the three months ended September 30, 2006, resulting from increase in online and other media services revenue off-set partially by increases in sales costs, community costs, general and administrative costs, online services development costs and non-cash compensation expenses.
     The total income from operations during the nine months ended September 30, 2006 was $11.0 million compared to $9.0 million during the nine months ended September 30, 2005. The growth in total income from operations was mainly due to increase in revenue and decline in amortization of software costs off-set partially by increases in sales costs, event production costs, community costs, general and administrative costs, online services development costs and non-cash compensation expenses. Income from operations for online and other media services grew from $9.3 million during the nine months ended September 30, 2005 to $14.2 million during the nine months ended September 30, 2006, a growth of 53%. The growth resulted mainly from growth in online and other media services revenue and decline in amortization of software costs, off-set partially by increases in sales costs, community costs, general and administrative costs, online services development costs and non-cash compensation expenses.
     Gain on Sale of Available-for-sale Securities. We recorded a gain of $0.009 million arising from sale of available-for-sale securities and an interest and dividend income of $1.4 million arising mainly from available-for-sale securities during the three months ended September 30, 2006 compared to a gain of $0.2 million and an interest income of $0.4 million during the three months ended September 30, 2005.
     We recorded a gain of $0.3 million arising from sale of available-for-sale securities and interest and dividend income of $3.8 million arising mainly from available-for-sale securities during the nine months ended September 30, 2006 compared to a gain of $0.6 million and interest income of $0.8 million during the nine months ended September 30, 2005.
     Income Taxes. We and certain other subsidiaries of the group operate in the Cayman Islands and other jurisdictions where there are no taxes imposed on companies. Certain of our subsidiaries operate in Hong Kong SAR, Singapore and China and are subject to income taxes in their respective jurisdictions. Also, we are subject to withholding taxes for revenue earned in certain other countries.
     We reported a tax provision of $0.2 million during both the three months ended September 30, 2006 and the three months ended September 30, 2005.
     We reported a tax provision of $0.6 million during the nine months ended September 30, 2006 and $0.5 million during the nine months ended September 30, 2005.
     Net Income. Net income was $4.1 million during the three months ended September 30, 2006, compared to $2.3 million during the three months ended September 30, 2005. The growth in net income resulted from growth in revenue, increase in interest and dividend income, off-set partially by increases sales costs, community costs, general and administrative costs, online services development costs, non-cash compensation expenses, share of profits attributable to a minority shareholder during the third quarter of 2006 and decline in gain on sale of available-for-sale securities.
     Net income was $12.6 million during the nine months ended September 30, 2006, compared to a net income of $8.8 million during the nine months ended September 30, 2005. The growth in net income was mainly due to growth in revenue, interest and dividend income and decline in amortization of software costs, off-set partially by increases sales costs, event production costs, community costs, general and administrative costs, online services development costs, non-cash compensation expenses, foreign exchange losses, tax provision, share of profits attributable to a minority shareholder and a decline in gain on sale of available-for-sale securities.
Liquidity and Capital Resources
     We financed our activities for the nine months ended September 30, 2006 using cash generated from our operations.

     Net cash generated from operating activities was $26.8 million during the nine months ended September 30, 2006, compared to $23.2 million cash generated from operating activities during the nine months ended September 30, 2005. The primary source of cash from operating activities was collections from our customers received through our independent sales representative organizations.
     Advance payments received from customers were $68.7 million as of September 30, 2006, compared to $53.0 million as at December 31, 2005, improving our liquidity. A majority of our customers in China pay us in advance for our Online and other media services business. Our Exhibitions business collections generally are all advance payments. We expect the growth in our revenues from China to continue and we plan to launch more Exhibition events in the future. As a result, we expect that the advance payments received from customers to continue to increase in the future as our revenue increases.
     Receivable from sales representatives increased from $5.7 million as of December 31, 2005 to $10.8 million as of September 30, 2006 due to the growth in our China business and our exhibitions business. Though the receivable from sales representatives may decline in near future as the collections are transferred to our bank account, we expect the receivable from sales representatives to slightly increase in the long term due to expected growth in our China business and our Exhibitions business.
     We continuously monitor collections from our customers and maintain an adequate allowance for doubtful accounts. While credit losses have historically been within our expectations and the allowances established, if the bad debts significantly exceed our provisions, additional allowances may be required in future.
     Net cash used in investing activities was $95.4 million during the nine months ended September 30, 2006, resulting from the net purchases of available-for-sale securities of $93.1 million and $2.3 million cash used for capital expenditures mainly for computers, software, office furniture, leasehold improvements and software development. Net cash used in investing activities during the nine months ended September 30, 2005 was $47.8 million, resulting from net purchase of available-for-sale securities of $42.7 million and $5.1 million cash used for capital expenditures mainly on office premises, for computers, softwares, leasehold improvements and software development.
     We invest our excess cash in available-for-sale securities to generate income from interest received as well as capital gains, while the funds are held to support our business. The majority of the available-for-sale securities have maturities of less than six months.
     Generally, we hold the securities with specified maturity dates such as Treasury Bills until their maturity but the securities managed by high quality institutions that do not have fixed maturity dates are generally sold at the end of each quarter and proceeds reinvested in similar securities at the beginning of the following quarter. As a result, during the nine months ended September 30, 2006 we bought available-for-sale securities of $404.5 million and sold available-for-sale securities of $311.4 million so as to realize the gain of $0.009 million. The net purchase of available-for-sales securities of $93.1 million was mainly from the cash on hand at the beginning of the year and the cash we generated from our operations during the nine months period.
     We do not engage in buying and selling of securities with the objective of generating profits on short-term differences in price.

     Net cash generated from financing activities was $0.4 million during the nine months ended September 30, 2006, which represents the amount received from directors for the shares subscribed by them in the Directors Purchase Plan. Net cash generated from financing activities was $38.4 million during the nine months ended September 30, 2005, resulting from $38.3 million proceeds from the issue of common shares, net of share issue expenses and $0.1 million received from directors for the shares subscribed by them in the Directors Purchase Plan.
     On March 23, 2005 we issued 3,000,000 common shares of par value $0.01 at US$13.50 per share. The total proceeds received from this issue was approximately $38.3 million, net of the offering expenses of $2.2 million. Out of the total proceeds, $0.03 million was included in the common share capital and the balance approximately $38.27 million was included in additional paid in capital.
     We intend to use the net proceeds from the sale of the common shares of approximately $38.3 million after deducting placement agency fees and expenses, for working capital, general corporate purposes and strategic acquisitions.
     We hold a Documentary Credit facility with the Hongkong and Shanghai Banking Corporation Limited, for providing documentary credits to our suppliers. This facility has a maximum limit of approximately $0.6 million. As at September 30, 2006, the unutilized amount under this facility was approximately $0.6 million. Hongkong and Shanghai Banking Corporation Limited has also provided a guarantee on our behalf to our suppliers. As at September 30, 2006, such guarantee amounted to $0.003 million.
     We recorded a full valuation allowance for the deferred tax assets of $7.3 million as at September 30, 2006 as it was more likely than not that they would not be realized. These deferred tax assets resulted from the net operating losses in some of our subsidiaries.
     During the first quarter of 2004, we entered into a number of license agreements for our exhibition events amounting to $29.7 million in payments over five years. The agreements are cancelable under Force Majeure conditions, and with the consent of the other party but may be subject to a payment penalty. As of September 30, 2006, we paid $11.3 million under these agreements. The amounts paid will be expensed when the related events are held.
     We also entered into several agreements for the event specific promotion of our exhibition events amounting to $4.0 million, in payments over four years. As of September 30, 2006, we paid $2.4 million under these agreements.
     In August 2005, one of our subsidiaries, eMedia Asia Limited (“eMedia”) entered into an agreement with Penton Media Inc, (“Penton”) to publish and distribute, in certain Asian territories, local language editions of Penton’s “Electronic Design” publication, relating to the electronic design industry. The first such edition to be launched is a simplified Chinese edition in mainland China entitled “Electronic Design-China”, the online website of which was launched in January 2006, and the first monthly issue of which was launched in March 2006. Under the agreement eMedia pays Penton forty per cent of the net after-tax profits of the business and also an annual content license fee for usage of Penton’s editorial material.
     On March 6, 2006, we announced a one for ten bonus share issue on our outstanding common shares. Shareholders of record on March 15, 2006 received one additional common share for every ten common shares held, of face value of $0.01 each. The bonus share issue was distributed on April 17, 2006. All common shares and per-share amounts in the consolidated financial statements have been retroactively adjusted to reflect the one for ten bonus share issue for all periods presented. In addition, we have reclassified $0.035 million and $0.035 million from additional paid in capital to common share capital as of December 31, 2005 and September 30, 2006 respectively, in connection with the bonus share issue.
HC International, Inc. (“HC International”) is a company listed on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited. On May 24, 2006, our wholly-owned subsidiary Trade Media Holdings Limited (“TMH”), IDG Technology Venture Investment, Inc. (“IDGVC”) and International Data Group, Inc. (“IDG”) entered into a conditional sale and purchase agreement (the “Sale and Purchase Agreement”) pursuant to which IDGVC agreed to transfer 47,858,000 shares or 10% of the issued share capital of HC International, being part of its shareholding interests in HC International, to TMH at a consideration of approximately $9.9 million or approximately $0.2063 per share, of HC International (the “HC Share(s)”), which is subject to adjustment to approximately $13.9 million or approximately $0.2896 per HC Share (the “HC Share Transfer”), if and when HC International achieves a certain benchmark with reference to the HC International group’s performance during the Option Period (as defined below) or upon completion of the sale and purchase of the Option HC Shares (as defined below). IDG, being the sole shareholder of IDGVC, agreed to guarantee the due and punctual discharge by IDGVC of its obligations under the Sale and Purchase Agreement.
We announced the completion of the above transaction via our press release dated June 21, 2006. As of September 30, 2006 we own, together with 5,916,000 HC Shares owned by us prior to the Sale and Purchase Agreement (which represent approximately 1.24% of the issued share capital of HC International) and 8,878,000 HC Shares purchased by us after the completion of the Sale and Purchase Agreement (which represent approximately 1.87% of the issued share capital of HC International), an approximate 13.09% total equity interest in HC International. On August 1, 2006 HC International appointed our Chief Operating Officer, John Craig Pepples, as a non-executive director on the board of directors of HC International.
TMH also entered into a call options deed (the “HC Options Deed”) with IDGVC, Guo Fansheng (“Guo”) and others which include certain members of the senior management of HC International (the “Option Grantors”), pursuant to which each of the aforesaid Option Grantors agreed to grant to TMH, (i) a right (the “HC Options”) exercisable during the 12-month period from June 21, 2006, the date of the completion of the Sale and Purchase Agreement (the “Option Period”), to purchase all, but not in part only, of the 167,722,814 HC Shares owned by the respective parties (representing approximately 35.05% of the entire issued share capital of HC International) and any HC Shares that may be issued by HC International to certain directors of HC International if the options granted in accordance with the share option schemes of HC International (amounting to an aggregate of 4,185,320 Option HC Shares) are exercised, which together amount to a maximum of approximately 35.61% of the entire issued share capital of HC International (the “Option HC Share(s)”) at an exercise price of approximately $0.2896 per Option HC Share; and (ii) an undertaking to accept any offer for the Option HC Shares at a price not less than approximately $0.2896 per Option HC Share, during the Option Period. Huicong Construction Co., Ltd. (“Huicong Construction”), in which Guo has an 80% equity interest, entered into a call option deed (the “Beijing Huicong Option Deed” and together with the HC Options Deed, the “Option Deeds”) with TMH, pursuant to which Huicong Construction agreed to grant to TMH a right (the “Beijing Huicong Option” and together with the HC Options, the “Options”) exercisable during the Option Period, to purchase (or to nominate a subsidiary of TMH to purchase) from Huicong Construction its entire 18% equity interest (“Beijing Huicong Equity Interest”) in

Beijing Huicong International Information Co., Ltd. (“Beijing Huicong”), a 82% indirect subsidiary of HC International, at an aggregate exercise price of approximately $31.9 million.
The HC Options and the Beijing Huicong Option are inter-conditional. The sale and purchase of the Beijing Huicong Equity Interest is subject to confirmation from the Securities and Futures Commission (“SFC”). If the SFC’s confirmation is not forthcoming, the sale and purchase of the Beijing Huicong Equity Interest will not be completed but TMH may proceed with the completion of the sale and purchase of the Option HC Shares.
Pursuant to the terms of the Beijing Huicong Option Deed and subject to the completion of the sale and purchase of the Beijing Huicong Equity Interest, Huicong Construction will also be required to transfer or assign its licenses and related contracts in relation to the provision of internet information and content services in the People’s Republic of China to a TMH-nominated company, but pending such transfer or assignment, Huicong Construction has agreed to continue to provide services in relation to the internet content provider license to Beijing Huicong in the same manner and on the same terms as currently agreed.
The exercise and completion of the HC Options by TMH, if materialized, will result in a change in control of HC International (as our aggregate shareholding in HC International will increase from approximately 13.09% to a maximum of approximately 48.14%) and will trigger an obligation on the part of TMH to make a general offer in compliance with Rule 26 of the Hong Kong Code on Takeovers and Mergers to acquire all the issued HC Shares (other than those already owned by TMH or parties acting in concert with it).
We have recorded the $14.47 million being approximately 13.09% equity interest in HC International at fair value based on the closing share price of HCI, as at 30 September 2006, of $0.23094 per share, as available-for-sale securities in our financial statements as at September 30, 2006. The unrealized market gain has been credited to accumulated other comprehensive income, shown under shareholders’ equity.
On July 7, 2000 Trade Media Holdings Ltd (the Company), a wholly owned subsidiary of Global Sources Ltd entered into an agreement with CMP Media Inc., through one of their group companies (CMP) to set-up a company (eMedia) to provide new technology content, media and e-commerce services to the electronics technology market in Asia. Under the terms of this alliance CMP executed a promissory note for US$6 million payable to the Company. The promissory note bears interest of LIBOR plus two percent. CMP has committed to repay the US$6 million and interest there on to the Company upon payment of specified future dividends of eMedia.
Under the laws of the country of incorporation of eMedia, it is not allowed to pay dividends as it has retained losses. As eMedia is not allowed to pay cash dividends, eMedia has excess reserves of cash.
CMP proposed to dividend this excess cash in eMedia to shareholders of eMedia by way of a reduction of its share capital. CMP also proposed in October 2006 to fully repay the promissory note plus interest by end of 2006. The Company agreed to the proposals by CMP.
In October 2006, approval of the Board of Directors of eMedia and the shareholders of eMedia were obtained for the capital reduction. Upon completion of the capital restructure, eMedia’s share capital will be reduced to US$17 million. eMedia will distribute US$13 million by way of share purchase dividend to its shareholders.

     In October 2006, we received 60.1% of the US$13 million and CMP has re-paid the promissory note of $6 million and the interest thereon.
     We have no bank debt as at September 30, 2006.
     We anticipate that our cash and securities on hand and expected positive cash-flows from our operations will be adequate to satisfy our working capital, capital expenditure requirements and cash commitments based on the current levels of our operations.
Recent Accounting Pronouncements
     The following recent accounting pronouncements that are applicable to us do not have a material effect on our results of operations and financial condition:
(i)	EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.”
     We do not expect the following recent accounting pronouncement to have a material impact on our consolidated financial statements:
(i)	SFAS No. 154, “Accounting Changes and Error Corrections, a replacement of Accounting Principles Board (“APB”) Opinion No. 20 and FASB Statement No. 3.”
     We are currently evaluating whether the adoption of the following recent accounting pronouncements have any impact on our consolidated financial statements:
(i)	EITF Issue No. 06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation).

(ii)	FASB Interpretation (“FIN”) No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109.

(iii)	Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, (“SAB 108”).
The above recent accounting pronouncements are discussed in detail below:
In March 2004, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” EITF 03-1 provides guidance on other-than-temporary impairment models for marketable debt and equity securities accounted for under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” and SFAS No. 124, “Accounting for Certain Investments Held by Not-for-Profit Organizations,” and non-marketable equity securities accounted for under the cost method. The EITF developed a basic three-step model to evaluate whether an investment is other-than-temporarily impaired. The provisions of EITF 03-1 will be effective for interim or annual reporting periods beginning after June 15, 2004 and will be applied prospectively to all current and future investments. Quantitative and qualitative disclosures for investments accounted for under SFAS No. 115 are effective for the first annual reporting period after December 15, 2003. In September, 2004, the FASB issued FSP EITF Issue “03-1-1”, “Effective Date of Paragraphs 10-20 of EITF 03-1, The Meaning of Other Than Temporary Impairment”, delaying the effective date for the recognition and measurement guidance of EITF 03-1, as contained in paragraphs 10-20, until certain implementation issues are addressed and a final FSP providing implementation guidance is issued. The disclosure requirements of the consensus remain in effect. In November, 2005 the FASB issued FSP FAS 115-1 and FAS 124-1. The FSP FAS 115-1 and FAS 124-1 nullifies certain requirements of EITF 03-1 and is applicable for reporting periods beginning after December 15, 2005. The adoption of EITF 03-1 does not have a material effect on our results of operations and financial condition.
In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections, a replacement of Accounting Principles Board (“APB”) Opinion No. 20 and FASB Statement No. 3.” (“SFAS 154”). SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle. It also requires that the changes in accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings for that period rather than being reported in an income statement. The statement will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We do not expect the adoption of SFAS 154 to have a material impact on our consolidated financial statements.
In March 2006, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation). EITF 06-3 provides guidance on presentation of any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer. As per EITF 06-3, the presentation of taxes on either a gross (included in revenues and costs) or a net (excluded from revenues) basis is an accounting policy decision that should be disclosed. In addition, for any such taxes that are reported on a gross basis, a company should disclose the amounts of taxes in interim and annual financial statements for each period for which income statement is presented if these amounts are significant. The EITF 06-3 guidance is applicable to financial reports for interim and annual reporting periods beginning after December 15, 2006. Earlier application is permitted. We are currently evaluating whether the adoption of EITF 06-3 has any impact on our consolidated financial statements.
In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation (“FIN”) No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This Interpretation prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. We are currently evaluating whether the adoption of this Interpretation has any impact on our consolidated financial statements.
In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, (“SAB 108”) which provides guidance on how uncorrected errors in previous years should be considered when quantifying errors in current-year financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006. We are currently evaluating whether the adoption of SAB 108 has any impact on our consolidated financial statements.

Qualitative and Quantitative Disclosures about Market Risk
     We operate internationally and foreign exchange rate fluctuations may have a material impact on our results of operations. Historically, currency fluctuations have been minimal on a year to year basis in the currencies of the countries where we have operations. As a result, foreign exchange gains or losses in revenue and accounts receivable have been offset by corresponding foreign exchange losses or gains arising from expenses. However, during the Asian economic crisis of 1997 to 1998, both advertising sales and the value of Asian currencies declined, which caused a significant decline in revenue that was not fully offset by lower expense levels in Asian operations.
     This decline in revenue occurred due to contracts being denominated and priced in foreign currencies prior to devaluations in Asian currencies. The conversion of these contract proceeds to U.S. dollars resulted in losses and reflects the foreign exchange risk assumed by us between contract signing and the conversion of cash into U.S. dollars. We believe this risk is mitigated because historically a majority (ranging between 55% to 60%) of our revenue is denominated in U.S. dollars or is received in the Hong Kong currency which is currently pegged to the U.S. dollar and the Chinese currency, which is informally pegged to the U.S. dollar. Correspondingly, a majority (approximately 85%) of our expenses are denominated in Asian currencies. To the extent significant currency fluctuations occur in the New Taiwan dollar, the Chinese Renminbi or other Asian currencies, or if the Hong Kong dollar is no longer pegged to the U.S. dollar, our revenue and expenses fluctuate in tandem thus reducing the net impact on our profits.
     During the nine months ended September 30, 2006 and the nine months ended September 30, 2005, we have not engaged in foreign currency hedging activities.
     In the nine months ended September 30, 2006 and the nine months ended September 30, 2005, we derived more than 90% of our revenue from customers in the Asia-Pacific region. We expect that a majority of our future revenue will continue to be generated from customers in this region. Future political or economic instability in the Asia-Pacific region could negatively impact our business.
Forward-looking Statements Disclaimer
     Except for any historical information contained herein, the matters discussed in this report contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations and business. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. These forward-looking statements are identified by their use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “project,” “plan,” “predict,” “strategy,” “forecast,” “will” and similar terms and phrases, including references to assumptions.
     These forward-looking statements include current trend information, projections for deliveries, business growth strategies and plans, projected capital expenditure, expansion plans and liquidity. These forward looking statements involve risks and uncertainties that may cause our actual future activities and results of operations to be materially different from those suggested or described in this report on Form 6-K. These risks include but are not limited to: product demand; customer satisfaction and quality issues; labor disputes; competition, changes in technology and the marketplace; our ability to achieve and execute internal business plans; the success of our business partnerships and alliances; worldwide political instability and economic growth; changes in regulatory and tax legislation in the countries in which we operate; and the impact of any weakness in the currencies in Asia in which we operate.
     In addition to the foregoing factors, certain other risks and uncertainties, which could cause actual results to differ materially from those expected, estimated or projected can be found in the section “Risk Factors” in our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission.
     If one or more of these risks or uncertainties materializes, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Given these uncertainties, users of the information included in this report on Form 6-K, including investors and prospective investors, are cautioned not to place undue reliance on such forward-looking statements. We do not intend to update the forward-looking statements included in this report.